Mail Stop 4561

October 9, 2007

Mickey L. Jones
Treasurer and Principal Financial and Accounting Officer
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, Pennsylvania 16933

   RE: **Citizens Financial Services, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed March 13, 2007

Dear Mr. Jones,

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 15 – Exhibits, Financial Statement Schedules, page 13

1. We note you have incorporated information by reference from your 2006 Annual Report to Stockholders into your Form 10-K and furnished your annual report on Form ARS on March 13, 2007. If any information required by Part I or Part II of Form 10-K is incorporated by reference from the annual report to security holders, any portion of the annual report incorporated by reference should be filed as an exhibit to the Form 10-K, as required by Item 601(b)(13) of Regulation S-K. Please amend your Form 10-K to file your annual report as an exhibit. Refer to Note 2 of General Instructions G(2) of the Form 10-K and the description of Form ARS available on our web-site at www.sec.gov/info/edgar/forms/edgform.pdf.

As appropriate, please file an amendment to your December 31, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Branch Chief